Exhibit 99.1

Akanda Corp. Addresses Impacts of Postal Strike on Receiving Materials for its Upcoming Special Meeting

Toronto, Ontario, October 10, 2025 – Akanda Corp. (“Akanda” or the “Company”) today announced that, due to the ongoing postal strike in Canada, the Company is unable to mail shareholder proxy materials (the “Meeting Materials”) for its upcoming special meeting (the “Meeting”) of shareholders scheduled for 10:00 a.m. (Toronto time) on Thursday, October 30, 2025, at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street West, Toronto, Ontario.

Akanda is incorporated under the Business Corporations Act (Ontario), which ordinarily requires delivery of Meeting Materials to registered shareholders by mail. As the postal strike has made mailing impracticable, the Company has implemented alternative delivery procedures that fully ensure shareholders’ access to the required information.

The Meeting Materials are available for download on the Company’s website at https://akandacorp.com and will remain accessible there for six months following the date of the Meeting. Shareholders may also request printed copies of the Meeting Materials be sent to them via email or couriered to them within Canada or the United States, at no cost by contacting the Company by email at ir@akandacorp.com or they may access the documents online under the Company’s profile on EDGAR at www.sec.gov.

Registered shareholders (those who hold their shares directly in the Company and not through a broker or other intermediary) may obtain a control number or receive assistance with voting by contacting the Company’s Meeting proxy provider, Odyssey Trust Company. To facilitate this process, shareholders are encouraged to use the “Chat with Odyssey Trust” feature at https://odysseytrust.com/contact/ or to contact Odyssey Trust by telephone at 1-888-290-1175 (toll-free in North America) or 1-587-885-0960 (outside North America). Shareholders are reminded to submit their proxies or voting instructions by no later than 48 hours prior to the time of the Meeting, as indicated in the Meeting Materials, to ensure their votes are counted.

Beneficial shareholders (those who hold their shares through a brokerage firm or other intermediary) who have not yet received information about the Meeting should contact their intermediary directly to obtain a voting proxy.

These alternative procedures have been implemented to ensure that all shareholders receive timely access to the Meeting Materials and can participate fully in the Meeting, notwithstanding the postal disruption. The Company is confident that these measures provide a secure, accessible, and compliant alternative to traditional mail delivery.

The Company appreciates shareholders’ understanding and cooperation during this postal disruption. Akanda remains committed to maintaining the highest standards of transparency and governance and encourages all shareholders to review the Meeting Materials and participate in the Meeting.

Company Contact

ir@akandacorp.com

Forward-Looking Statements

This press release may contain ” forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) any delay to or adjournment of the Meeting, or changes in the status of the postal strike; (ii) changes in domestic and foreign business, market, financial, political and legal conditions; (iii) risks that could adversely affect Akanda or the expected benefits of its recent acquisition of FTF (the “Transaction”) or that the approval of the stockholders of Akanda to authorize and issue its Class B Special Shares, or to approve the Transaction, is not obtained; (iv) failure to realize the anticipated benefits of the Transaction; (v) the limited operating history of each of Akanda and FTF; (vi) the ability of Akanda and its subsidiaries to grow and manage growth effectively; (vii) the ability of Akanda and its subsidiaries to execute their business plans; (viii) estimates of the size of the markets for Akanda’s and its subsidiaries’ products and services; (ix) the rate and degree of market acceptance of Akanda’s products and services; (x) Akanda’s ability to identify and integrate acquisitions; (xi) future investments in technology and operations; (xii) potential litigation involving Akanda; (xiii) risks relating to the uncertainty of projected financial information; (xiv) the effects of competition on Akanda’s businesses; (xv) developments and changes in laws and regulations; (xvi) the impact of significant investigative, regulatory or legal proceedings; (xvii) general economic and market conditions impacting demand for Akanda’s products and services; (xviii) the ability to meet Nasdaq’s listing standards; (xix) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in connection with the Transaction or in the future; (xx) the ability of Akanda to manage its significant debt load and liabilities; and (xxi) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.